SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 2)

GIVEN IMAGING LTD.
(Name of Subject Company (Issuer))

ELRON ELECTRONIC INDUSTRIES LTD.
(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 0.05 PER SHARE
(Title of Class of Securities)

M52020100
(CUSIP Number of Class of Securities)

Donna Gershowitz, Adv.
Elron Electronic Industries Ltd.
3 Azrieli Center, Triangular Tower, 42nd Floor, Tel Aviv 67023, Israel
Telephone: (972) 3-607-5555
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Richard H. Gilden, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036 Telephone: (212) 715-9100	Eytan Greenberg, Adv. Dr. Shachar Hadar, Adv. Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. One Azrieli Center (Round Building) Tel Aviv 67021, Israel Telephone: (972)-3-607-4444
CALCULATION OF FILING FEE
Transaction Valuation* $24,192,065	Amount of Filing Fee** $950.75***

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase 1,462,640 ordinary shares of Given Imaging Ltd. at a purchase price of $16.54 cash per share.
**	Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended.
***	Previously paid.
☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: None. Form or Registration No.: Not Applicable.	Filing Party: Not Applicable. Date Filed: Not Applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Elron Electronic Industries Ltd., an Israeli company (“Elron”), on May 16, 2008 with the Securities and Exchange Commission (the “Commission”), as amended by Amendment No. 1 to the Schedule TO filed by Elron on June 5, 2008 with the Commission, in connection with its offer to purchase 1,462,640 outstanding ordinary shares, NIS 0.05 par value per share (the “Shares”), of Given Imaging Ltd. (“Given Imaging”), at $16.54 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated May 16, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. The information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items in this Amendment No. 2 to the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

Items 1 through 9 and 11

Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1)

“On June 16 2008, Elron issued a press release announcing that all of the conditions to the Offer have been satisfied and that it is commencing the Additional Offer Period. A copy of the press release is attached hereto as Exhibit (a)(5)(D) and is incorporated herein by reference.”

ITEM 12. EXHIBITS.

NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase dated May 16, 2008.†
(a)(1)(B)	Letter of Transmittal.†
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.†
(a)(1)(F)	Notice of Objection.†
(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).†
(a)(5)(A)	Text of Press Release issued by Elron on May 16, 2008.†
(a)(5)(B)	Form of Cover of ‘Mifrat’ filed with the Israeli Securities Authority on May 16, 2008.*†
(a)(5)(C)	Form of Acceptance Notice and Notice of Objection filed with the Israeli Securities Authority on May 16, 2008.*†
(a)(5)(D)	Text of Press Release issued by Elron on June 16, 2008, announcing the commencement of the Additional Offer Period.
(b)	Not applicable.
(d)	Document Setting Forth Terms of Registration Rights Agreement dated July 18, 2007.†
(e)	English summary of Credit Line Agreement.†
(g)	Not applicable.
(h)	Not applicable.

*	English translation from Hebrew.

†	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELRON ELECTRONIC INDUSTRIES LTD.
By: /s/ Doron Birger	By: /s/ Rinat Remler

Name: Doron Birger Title: President & Chief Executive Officer	Name: Rinat Remler Title: Vice President & Chief Financial Officer

Dated: June 17, 2008

EXHIBIT INDEX

NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase dated May 16, 2008.†
(a)(1)(B)	Letter of Transmittal.†
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.†
(a)(1)(F)	Notice of Objection.†
(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).†
(a)(5)(A)	Text of Press Release issued by Elron on May 16, 2008.†
(a)(5)(B)	Form of Cover of ‘Mifrat’ filed with the Israeli Securities Authority on May 16, 2008.*†
(a)(5)(C)	Form of Acceptance Notice and Notice of Objection filed with the Israeli Securities Authority on May 16, 2008.*†
(a)(5)(D)	Text of Press Release issued by Elron on June 16, 2008, announcing the commencement of the Additional Offer Period.
(b)	Not applicable.
(d)	Document Setting Forth Terms of Registration Rights Agreement dated July 18, 2007.†
(e)	English summary of Credit Line Agreement.
(g)	Not applicable.
(h)	Not applicable.

*	English translation from Hebrew.

†	Previously filed.